Via EDGAR

September 13, 2023

Attention:

Beverly Singleton

Anne McConnell

Evan Ewing

Asia Timmons-Pierce

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CH AUTO Inc. (CIK No. 0001930207)
Response to the Staff’s Comments on
Amendment No. 4 to Registration Statement on Form F-4 Filed on August 23, 2023

Ladies and Gentlemen,

CH AUTO Inc., a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), is hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 1, 2023 on the Company’s Amendment No. 4 to the Registration Statement on Form F-4 filed with the Commission on August 23, 2023 (“Amendment No.4”). Concurrently with the submission of this letter, the Company is submitting its amendment No.5 to the Registration Statement (“Amendment No.5”) and certain exhibits via EDGAR with the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in Amendment No.5 where the disclosure addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No.5.

Amendment No. 4 to Registration Statement on Form F-4

Risk Factors, page 57

1.	We note the changes you made to your disclosure appearing in the Risk Factor section relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on July 17, 2023 warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of the July 17,2023 amendment.

Response: In response to the Staff’s comment, the Company has revised pages 47, 48, 82, 83, 84, 86, 87, 88, 91, 92 and 93 of Amendment No.5.

Our annual vehicle production volume in 2020 and 2021 was less than the minimum vehicle production volume..., page 65

2.	We note your disclosure that “[o]n August 14, the Center issued a Notification Letter to inform us that we shall cease production or sales activities and make corrections immediately because we lack the required production capacity, and therefore, fails to comply with the Admission Review Standards. We have made an application for a reconsideration on such decision on August 18, 2023.” Please revise your prospectus summary to prominently disclose all risks to investors with respect to the Notification Letter, including a discussion of the required corrections and company’s short- and long-term ability to operate if the application for reconsideration is denied and the company is required to cease production.

Response: In response to the Staff’s comment, the Company has revised pages 46 and 65 of Amendment No.5.

General

3.	We note your disclosure that you will use commercially reasonable best efforts to execute subscription agreements by March 15, 2023 with respect to the PIPE Financing and that”[a]s of the date of this proxy statement/prospectus, Pubco has not made material progress toward obtaining PIPE Investment.” Please update the disclosure throughout the registration statement with respect to the probability and status of the PIPE Financing and clarify if MCAF has waived its termination right with respect to the PIPE Financing. Additionally, please tell us how you will update investors if you obtain PIPE Financing after the effectiveness of your registration statement on Form F-4.

Response: The Company respectfully advises the Staff that it continues to actively seek PIPE Financing. However, as of the date of this filing, none of MCAF, Pubco and the Company has entered into any agreements with respect to the PIPE Financing. In response to the Staff’s comment, the Company has revised pages 3, 30, 35 and 133 of Amendment No.5. The Company further advises the Staff that the completion of the PIPE Financing is a waivable condition, as disclosed on pages 31 and 135 of Amendment No.5. As of the date of this filing, MCAF has not waived its termination right with respect to the PIPE Financing. However, as disclosed in Amendment No.5, MCAF may waive the condition for PIPE Financing in connection with the closing of the Business Combination.

The Company further advises the Staff that it plans to notify investors about receiving the PIPE Financing through the following means:

1. If the Company receives the PIPE Financing after the Registration Statement is declared effective by the SEC, but before the closing of the Business Combination, the Company plans to disclose the terms of the PIPE Financing through a press release, current report on Form 8-K issued by MCAF, communication filed under Rule 425, and a prospectus supplement to the Registration Statement.

2. If the Company receives the PIPE Financing after the closing of the Business Combination, the Company plans to disclose the terms of the PIPE Financing through a press release and current report on Form 6-K.

If you have any questions regarding Amendment No.5, please contact the undersigned by telephone at (86)-010-8140-6666 or via e-mail at luqun@ch-auto.com. Please note that with respect to the responses set forth herein, insofar as relevant information relates to the Company such responses are based on discussions with and information provided by the Company or its counsel and information relating to MCAF is based on information provided by MCAF or its counsel.

Very truly yours,

/s/ Qun Lu
Name:	Qun Lu
Title:	Chairman, Chief Executive Officer and Chief Financial Officer

Enclosures

cc:

Mr. Suying Liu, Chairman, Chief Executive Officer and Chief Financial Officer, Mountain Crest Acquisition Corp. IV

3